April 12, 2007

Mail Stop 4561

Mr. Chi Keung Wong
Chief Financial Officer
COL China Online International, Inc.
3176 South Peoria Court, Suite 100
Aurora, CO 80014

Re: COL China Online International, Inc.
        Form 10-KSB for the year ended June 30, 2006
        Filed October 17, 2006
        File No. 333-39208

Dear Mr. Wong:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Linda van Doorn
                                Senior Assistant Chief Accountant